U.S. Securities and Exchange Commission
Washington, D.C. 20549

05051769

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 4/29/05
Current Report on Form 8-K 2005-AA1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

SEC MAIL
APR 21 2005
WASH. D.C.

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 19th day of April 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)

By:
Name: Patricia C. Taylor
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

GMACM Mortgage Pass-Through Certificates, Series 2005-AA1

GMACM Mortgage Loan Trust 2005-AA1

(Issuer)

$[265,838,000]

(Approximate, Subject to 10% Variance)

GMACM 2005-AA1

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Initial Certificate Principal Balance(1)(2)	Initial Pass-Through Rate	Principal Types	Initial W.A. Months to Reset	W.A. Reset Margin(3)	Expected Initial Rating of Offered Certificates(4)
Class 1-A-1	$ [161,015,000]	[5.6501]%(5)	Senior, Pass-Through	60	[2.25]%	AAA
Class 2-A-1	$ [77,594,000]	[5.5627]%(6)	Super Senior, Pass-Through	60	[2.25]%	AAA
Class 2-A-2	$ [8,622,000]	[5.5627]%(6)	Senior Support, Pass-Through	60	[2.25]%	AAA
Class M-1	$ [5,848,000]	[5.6197]%(7)	Subordinate	60	[2.25]%	AA
Class M-2	$ [4,253,000]	[5.6197]%(7)	Subordinate	60	[2.25]%	A
Class M-3	$ [3,190,000]	[5.6197]%(7)	Subordinate	60	[2.25]%	BBB
Class R	$ [100]	Not Marked Hereby	Senior, Residual			AAA
Class B-1	$ [2,525,000]	Privately Offered Certificates	Subordinate			BB
Class B-2	$ [1,595,000]		Subordinate			B
Class B-3	$ [1,196,974]		Subordinate			NR

(1) Approximate, subject to adjustment as described in the prospectus supplement.

(2) Distributions on the Class 1-A-1 certificates will be primarily derived from the Group I Mortgage Loans. Distributions on the Class 2-A-1 and Class 2-A-2 certificates will be primarily derived from the Group II Mortgage Loans. Distributions on the Class M-1, Class M-2 and Class M-3 certificates will be primarily derived from the Mortgage Loans (*See "Mortgage Loans" herein*). Initial Certificate Principal Balances are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(3) Net of the servicing fee.

(4) Ratings on the senior certificates are expected from two of the following three rating agencies: Fitch, Moody's and S&P. Ratings on the subordinate certificates are expected from one of the three above rating agencies.

(5) For every Distribution Date, the pass-through rate for the Class 1-A-1 certificates will be a per annum rate equal to the weighted average of the net mortgage rates on the Group I Mortgage Loans, weighted on the basis of the outstanding principal balances of the Group I Mortgage Loans, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(6) For every Distribution Date, the pass-through rate for the Class 2-A-1 and Class 2-A-2 certificates will be a per annum rate equal to the weighted average of the net mortgage rates on the Group II Mortgage Loans, weighted on the basis of the outstanding principal balances of the Group II Mortgage Loans, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled payments of principal on that date).

(7) For every Distribution Date, the Class M-1, Class M-2 and Class M-3 certificates will have an interest rate equal to the weighted average (weighted on the basis of the portion of the aggregate principal balance of the subordinate certificates attributable to each loan group as of the first day of the month immediately prior to the month in which the relevant distribution date occurs and taking into account scheduled payments of principal on that date) of the net mortgage rates on the loans in each loan group weighted on the basis of the outstanding principal balances of the loans in the related group, as of the first day of the month immediately prior to the month in which the relevant distribution date occurs (after taking into account scheduled principal payments on that date).

Depositor:	Residential Asset Mortgage Products, Inc.
Seller and Servicer:	GMAC Mortgage Corporation ("***GMACM***").
Lead Manager:	UBS Securities LLC.
Trustee:	[TBD]
Rating Agencies:	Two of three rating agencies (S&P, Moody's and/or Fitch) will rate the Certificates, except the Class B-3 certificates. The Class B-3 certificates will not be rated.
Cut-off Date:	April 1, 2005.
Closing Date:	On or about April [28], 2005.
Investor Settle Date:	On or about April [29], 2005.
Distribution Date:	The 18th of each month (or if such day is not a business day, the next succeeding business day), commencing in May 2005.
Servicing Fee:	0.375% per annum of the principal balance of each Mortgage Loan.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A-1, Class 2-A-1 and Class 2-A-2 certificates (collectively the "***Class A Certificates***") and the Class R certificate. The Class M-1, Class M-2 and Class M-3 certificates will be referred to herein as the "***Class M Certificates***" and the Class B-1, Class B-2, and Class B-3 certificates will be referred to herein as the "***Class B Certificates***," together with the Class M Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." Only the Class 1-A-1, Class 2-A-1, Class 2-A-2, Class M-1, Class M-2 and Class M-3 certificates (the "***Offered Certificates***") are being offered publicly.
Accrued Interest:	The price to be paid by investors for the Class 1-A-1, Class 2-A-1, Class 2-A-2, Class M-1, Class M-2 and Class M-3 certificates will include accrued interest from the Cut-off Date up to, but not including, the Investor Settle Date (27 days).
Interest Accrual Period:	The interest accrual period with respect to the Class 1-A-1, Class 2-A-1, Class 2-A-2, Class M-1, Class M-2 and Class M-3 certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Class A, Class M and Class B Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Offered Certificates, other than the Class R certificates, may be considered eligible for purchase by persons investing assets of employee benefit plans, individual retirement accounts or other retirement accounts or arrangements.
SMMEA Treatment:	The Senior Certificates and the Class M-1 certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates which termination may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Weighted Average Roll Date with respect to the Group I Mortgage Loans is the Distribution Date in [April 2010]. The Weighted Average Roll Date with respect to the Group II Mortgage Loans is the Distribution Date in [April 2010].

Pricing Prepayment *Speed:* The Class A Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: Collectively, the Group I Mortgage Loans and the Group II Mortgage Loans will be referred to as the "***Mortgage Loans***". The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is approximately $265,838,974.

Group I Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Group I mortgage loans described herein (the "Group I Mortgage Loans") is approximately $[173,134,100]. The Group I Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring 5 years after the date of origination of each mortgage loan ("Group I Hybrid ARMs") and allow for payments of interest only prior to such initial rate adjustment. After such interest only period, the Group I Mortgage Loans will fully amortize over their remaining terms. Each of the Group I Mortgage Loans has an original term to maturity of 30 years. The Group I Mortgage Loans are secured by first liens on residential properties.

Group II Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Group II mortgage loans described herein (the "Group II Mortgage Loans") is approximately $[92,704,874]. The Group II Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring 5 years after the date of origination of each mortgage loan ("Group II Hybrid ARMs") and allow for payments of interest only prior to such initial rate adjustment. After such interest only period, the Group II Mortgage Loans will fully amortize over their remaining terms. Each of the Group II Mortgage Loans has an original term to maturity of 30 years. The Group II Mortgage Loans are secured by first liens on residential properties.

Credit Enhancement: Senior/Subordinate, Shifting Interest Structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 certificates, initially [7.00]% total subordination.

Credit enhancement for the Class M-1 certificates will consist of the subordination of the Class M-2, Class M-3, Class B-1, Class B-2, and Class B-3 certificates, initially [2.20]% total subordination.

Credit enhancement for the Class M-2 certificates will consist of the subordination of the Class M-3, Class B-1, Class B-2, and Class B-3 certificates, initially [1.60]% total subordination.

Credit enhancement for the Class M-3 certificates will consist of the subordination of the Class B-1, Class B-2, and Class B-3 certificates, initially [1.20]% total subordination.

Super Senior/Senior Support. After the date on which the aggregate principal balance of the Subordinate Certificates has been reduced to zero, losses allocated to the Class 2-A-1 certificates will be borne by the Class 2-A-2 certificates so long as the aggregate principal balance of the Class 2-A-2 certificates is greater than zero.

Shifting Interest: Until the first Distribution Date occurring after April 2012, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
May 2005 – April 2012	0% Pro Rata Share
May 2012 – April 2013	30% Pro Rata Share
May 2013 – April 2014	40% Pro Rata Share
May 2014 – April 2015	60% Pro Rata Share
May 2015 – April 2016	80% Pro Rata Share
May 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement), (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in May 2008, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in May 2008, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the related Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses: Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Class B Certificates in reverse order of their alphanumerical class designations, in each case until the respective class principal balance has been reduced to zero; *second,* to the Class M Certificates in reverse order of their alphanumerical class designations, in each case until the respective class principal balance has been reduced to zero; and *third,* to the related Senior Certificates, until their class principal balances have been reduced to zero; provided, however, losses allocated to the Class 2-A-1 certificates will be borne by the Class 2-A-2 certificates so long as the aggregate principal balance of the Class 2-A-2 certificates is greater than zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, on a *pro rata* basis, to the related Class A Certificates, and the related component of the Subordinate Certificates.

Net Mortgage Rate: The ***"Net Mortgage Rate"*** with respect to each mortgage loan is equal to the loan rate less the related servicing fee rate.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related pass-through rate, generally from the related loan group on a *pro rata* basis;

2) Concurrently to the Senior Certificates, the related senior principal distribution amount, as follows:

i) to the Class R and Class 1-A-1 certificates, in that order, until the principal balance thereof has been reduced to zero, from the Group I Mortgage Loans;

ii) to the Class 2-A-1 and Class 2-A-2 certificates, *pro* rata, based on their respective principal balances, until the principal balance thereof has been reduced to zero, from the Group II Mortgage Loans;

provided, however, in certain limited circumstances described in the prospectus supplement, Senior Certificates may receive principal from an unrelated mortgage loan group to the extent not received from the related mortgage loan group;

3) to the Class M-1, Class M-2 and Class M-3 certificates, in sequential order, accrued and unpaid interest at the related pass-through rate and their respective share of principal allocable to such Classes;

4) to the Class B-1, Class B-2 and Class B-3 certificates, in sequential order, accrued and unpaid interest at the related pass-through rate and their respective share of principal allocable to such Classes;

5) to the Class R certificate, any remaining amount.

Current Principal Balance

Current Principal Balance	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
$49,999 or less	16	726,980	0.27	0.42	-
$50,000 - $99,999	71	5,923,023	2.23	3.42	-
$100,000 - $149,999	208	26,075,426	9.81	15.06	-
$150,000 - $199,999	215	37,288,185	14.03	21.54	-
$200,000 - $249,999	176	39,262,442	14.77	22.68	-
$250,000 - $299,999	131	35,960,586	13.53	18.91	3.47
$300,000 - $359,698	105	34,513,397	12.98	13.65	11.74
$359,699 - $599,999	144	64,708,406	24.34	4.32	61.73
$600,000 - $799,999	22	14,909,529	5.61	-	16.08
$800,000 - $999,999	4	3,321,000	1.25	-	3.58
$1,250,000 - $1,499,999	1	1,485,000	0.56	-	1.60
$1,500,000 - $1,749,999	1	1,665,000	0.63	-	1.80
Total	1,094	$265,838,974	100.00	100.00	100.00
		WA Loan Bal		WA Loan Bal Group 1	WA Loan Bal Group 2
		242,997.23		193,445.92	465,853.64

Current Gross Rate

Current Gross Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
4.001% - 4.500%	2	443,600	0.17	0.07	0.34
4.501% - 5.000%	23	6,804,041	2.56	1.94	3.71
5.001% - 5.500%	196	45,473,746	17.11	19.25	13.10
5.501% - 6.000%	412	106,566,811	40.09	36.03	47.66
6.001% - 6.500%	260	65,440,505	24.62	24.01	25.76
6.501% - 7.000%	194	40,038,146	15.06	18.07	9.43
7.001% or more	7	1,072,126	0.40	0.62	-
Total	1,094	$265,838,974	100.00	100.00	100.00
		WA Gross Rate		WA Gross Rate Group 1	WA Gross Rate Group 2
		5.995		6.025	5.937

Current Gross Margin

Gross Margin	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
2.001% - 2.250%	1,093	265,641,374	99.93	99.89	100.00
2.251% - 2.500%	1	197,600	0.07	0.11	-
Total	1,094	$265,838,974	100.00	100.00	100.00
		WA Gross Margin		WA Gross Margin Group 1	WA Gross Margin Group 2
		2.250		2.250	2.250

Current Net Rate

Current Net Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2

3.751% - 4.250%	4	1,579,758	0.59	0.07	1.57
4.251% - 4.750%	36	8,744,486	3.29	3.49	2.91
4.751% - 5.250%	253	62,724,328	23.59	24.06	22.73
5.251% - 5.750%	400	101,338,801	38.12	35.65	42.74
5.751% - 6.250%	244	60,610,041	22.80	22.73	22.92
6.251% - 6.750%	154	30,466,544	11.46	13.78	7.13
6.751% or more	3	375,016	0.14	0.22	-
Total:	1,094	$265,838,974	100.00	100.00	100.00
		WA Net Rate		WA Net Rate Group 1	WA Net Rate Group 2
		5.620		5.650	5.562

Amortization Type

Amortization Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
Interest In Arrears	122	24,472,269	9.21	10.88	6.08
Interest Only	972	241,366,706	90.79	89.12	93.92
Total:	1,094	$265,838,974	100.00	100.00	100.00

Remaining Months to Maturity

Remaining Months to Maturity	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
351 - 355	11	2,576,109	0.97	1.00	0.91
356 - 360	1,083	263,262,865	99.03	99.00	99.09
Total:	1,094	$265,838,974	100.00	100.00	100.00
		WA Rem Mo To Mat		WA Rem Mo To Mat Group 1	WA Rem Mo To Mat Group 2
		359		359	359

Seasoning

Seasoning (Months)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
0	143	36,449,314	13.71	12.39	16.17
1 - 6	944	228,466,293	85.94	87.07	83.83
7 - 12	7	923,367	0.35	0.53	-
Total:	1,094	$265,838,974	100.00	100.00	100.00
		WA Seasoning		WA Seasoning Group 1	WA Seasoning Group 2
		1.33		1.36	1.28

Index for Loans

Index for Loans	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
1 YR LIBOR	1,094	265,838,974	100.00	100.00	100.00
Total:	1,094	$265,838,974	100.00	100.00	100.00

Months to Roll

Months to Roll	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
52	3	342,961	0.13	0.20	-
53	4	580,407	0.22	0.34	-
54	1	845,000	0.32	-	0.91
55	3	807,742	0.30	0.47	-

56	8	1,582,617	0.60	0.68	0.44
57	51	12,274,886	4.62	4.61	4.63
58	345	82,216,500	30.93	31.85	29.21
59	536	130,739,549	49.18	49.47	48.64
60	143	36,449,314	13.71	12.39	16.17
Total:	1,094	$265,838,974	100.00	100.00	100.00

WA Mo. To Roll	WA Mo. To Roll Group 1	WA Mo. To Roll Group 2
59	59	59

Lifetime Maximum Rate

Lifetime Maximum Rate	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
9.001% - 9.500%	2	443,600	0.17	0.07	0.34
9.501% - 10.000%	23	6,804,041	2.56	1.94	3.71
10.001% - 10.500%	196	45,473,746	17.11	19.25	13.10
10.501% - 11.000%	412	106,566,811	40.09	36.03	47.66
11.001% - 11.500%	260	65,440,505	24.62	24.01	25.76
11.501% - 12.000%	194	40,038,146	15.06	18.07	9.43
12.001% or more	7	1,072,126	0.40	0.62	-
Total:	1,094	$265,838,974	100.00	100.00	100.00

WA Max Rate	WA Max Rate Group 1	WA Max Rate Group 2
10.995	11.025	10.937

First Adjustment Cap

First Adjustment Cap	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
5.000%	1,094	265,838,974	100.00	100.00	100.00
Total:	1,094	$265,838,974	100.00	100.00	100.00

WA 1st Adj Cap	WA 1st Adj Cap Group 1	WA 1st Adj Cap Group 2
5.000	5.000	5.000

Distribution by Interest Only Terms

Distribution by Interest Only Terms	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
0	122	24,472,269	9.21	10.88	6.08
60	972	241,366,706	90.79	89.12	93.92
Total:	1,094	$265,838,974	100.00	100.00	100.00

Original Prepayment Penalty Term

Original Prepayment Penalty Term (Months)	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
0	1,041	255,885,366	96.26	95.50	97.66
12	1	171,150	0.06	0.10	-
36	27	6,410,055	2.41	2.45	2.34
60	25	3,372,402	1.27	1.95	-
Total:	1,094	$265,838,974	100.00	100.00	100.00

Non-Zero WA Prepay Penalty	Non-Zero WA Prepay Penalty Group 1	Non-Zero WA Prepay Penalty Group 2
44	46	36

Original LTV	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
50.00% or less	38	10,512,770	3.95	2.97	5.79
50.01% - 55.00%	21	7,328,806	2.76	1.86	4.43
55.01% - 60.00%	27	7,255,809	2.73	2.05	4.00
60.01% - 65.00%	71	22,491,863	8.46	6.04	12.98
65.01% - 70.00%	49	14,337,034	5.39	4.66	6.75
70.01% - 75.00%	64	17,073,625	6.42	6.03	7.15
75.01% - 80.00%	671	156,112,978	58.72	60.32	55.75
80.01% - 85.00%	13	2,614,441	0.98	1.05	0.85
85.01% - 90.00%	100	19,385,409	7.29	10.49	1.32
90.01% - 95.00%	40	8,726,239	3.28	4.52	0.97
Total:	1,094	$265,838,974	100.00	100.00	100.00
		WA Orig LTV		WA Orig LTV Group 1	WA Orig LTV Group 2
		75.98		77.61	72.93

Combined LTV with 2nd Liens	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
50.00% or less	37	10,297,585	3.87	2.85	5.79
50.01% - 55.00%	18	5,612,291	2.11	1.92	2.47
55.01% - 60.00%	25	6,133,809	2.31	2.05	2.79
60.01% - 65.00%	62	19,852,783	7.47	5.11	11.87
65.01% - 70.00%	47	14,494,034	5.45	4.74	6.79
70.01% - 75.00%	55	15,512,581	5.84	5.29	6.85
75.01% - 80.00%	256	66,321,942	24.95	24.31	26.15
80.01% - 85.00%	13	2,531,249	0.95	1.14	0.59
85.01% - 90.00%	180	39,233,662	14.76	18.72	7.37
90.01% - 95.00%	105	24,266,936	9.13	9.90	7.68
95.01% - 100.00%	296	61,582,102	23.17	23.98	21.65
Total:	1,094	$265,838,974	100.00	100.00	100.00
		WA CLTV		WA CLTV Group 1	WA CLTV Group 2
		82.66		84.22	79.74

Top 5 State	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
California	205	69,503,123	26.14	16.96	43.31
Arizona	135	26,046,641	9.80	12.02	5.65
Colorado	122	25,440,868	9.57	11.93	5.16
Massachusetts	68	20,747,435	7.80	8.28	6.92
Florida	100	18,925,816	7.12	9.16	3.30
Other	464	105,175,091	39.56	41.65	35.66
Total:	1,094	$265,838,974	100.00	100.00	100.00

California loan breakdown	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
North CA	55	19,171,918	7.21	4.86	11.61
South CA	150	50,331,206	18.93	12.10	31.70
States Not CA	889	196,335,851	73.86	83.04	56.69

Total:	1,094	$265,838,974	100.00	100.00	100.00

Top 10 Zip Codes

Top 10 Zip Codes	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
97504	10	2,131,290	0.80	1.02	0.40
95023	5	2,037,572	0.77	0.59	1.09
92111	4	1,839,664	0.69	-	1.98
7762	1	1,665,000	0.63	-	1.80
96816	2	1,570,000	0.59	0.05	1.60
2891	2	1,300,000	0.49	-	1.40
92694	2	1,258,800	0.47	-	1.36
85234	4	1,216,300	0.46	0.38	0.61
97520	3	1,183,000	0.45	0.14	1.01
96746	3	1,177,000	0.44	0.68	-
Other	1,058	250,460,348	94.22	97.14	88.75
Total:	1,094	$265,838,974	100.00	100.00	100.00

FICO Scores

FICO Scores	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
Not Available or 600 or less	7	1,740,669	0.65	0.52	0.91
621 - 640	9	1,838,260	0.69	0.83	0.43
641 - 660	127	34,127,018	12.84	11.41	15.50
661 - 680	153	37,776,406	14.21	14.56	13.55
681 - 700	189	47,843,996	18.00	17.55	18.83
701 - 720	169	41,242,430	15.51	14.55	17.32
721 - 740	138	32,787,050	12.33	12.59	11.85
741 - 760	124	28,251,023	10.63	11.42	9.14
761 or more	178	40,232,122	15.13	16.57	12.46
Total:	1,094	$265,838,974	100.00	100.00	100.00
		WA FICO		WA FICO Group 1	WA FICO Group 2
		710		712	706

Mortgage Properties

Mortgage Properties	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
Townhouse	2	476,418	0.18	0.04	0.43
Condominium	137	28,400,302	10.68	11.27	9.59
PUD	250	60,648,658	22.81	23.29	21.93
Single Family	615	152,369,356	57.32	53.21	64.98
Two- to Four Family	90	23,944,241	9.01	12.19	3.06
Total:	1,094	$265,838,974	100.00	100.00	100.00

Occupancy Types

Occupancy Types	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
Investor	256	50,987,803	19.18	24.90	8.49
Primary	775	199,366,083	75.00	69.06	86.08
Secondary	63	15,485,088	5.82	6.04	5.42
Total:	1,094	$265,838,974	100.00	100.00	100.00

Loan Purpose

Loan Purpose	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
Cash Out Refinance	331	93,943,244	35.34	31.59	42.34
Purchase	634	141,138,071	53.09	57.06	45.68
Rate/Term Refinance	129	30,757,659	11.57	11.35	11.98
Total:	1,094	$265,838,974	100.00	100.00	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% of Pool By Principal Balance	Group 1	Group 2
No Income/No Asset/No Employment	177	45,772,293	17.22	15.31	20.78
No Income/Verified Asset	39	10,271,681	3.86	3.92	3.76
Standard	362	80,244,303	30.19	32.16	26.49
Stated Income	1	845,000	0.32	-	0.91
Stated Income/Stated Asset	115	26,447,649	9.95	10.37	9.17
Stated Income/Verified Asset	400	102,258,049	38.47	38.24	38.88
Total:	1,094	$265,838,974	100.00	100.00	100.00

[illegible] affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by

UBS Investment Bank

GMAC 2005-AA1

Pool	Group 1	Group 2	Total:
Type	5yr ARM	5yr ARM	
Total Balance	173,134,100	92,704,874	265,838,974
Avg Balance	193,446	465,854	242,997
WA Gross Rate	6.03	5.94	5.99
WA Net Rate	5.65	5.56	5.62
WA Roll	59	59	59
WA Gross Margin	2.25	2.25	2.25
WA First Rate Cap	5.00	5.00	5
WA Periodic Rate Cap	2.00	2.00	2
WA Max Rate	11.03	10.94	10.99
WA FICO	712	706	710
WA Orig LTV	78	73	76
CA %	17	43	26
Prepay %	4	2	4
Full Doc %	32	26	30
IO %	89.12	93.92	90.79
WA Rem Term	359	359	359